Exhibit 99.1

ISS and Glass Lewis have recommended voting against Barrick’s Say on Pay proposal. We have received considerable support for our compensation system in other quarters, and we want to explain the system in general and the way in which we apply it to the Executive Chairman’s compensation in particular.

Barrick’s new compensation plan rewards long-term performance

Barrick’s new leadership has designed a compensation system that restores the culture that drove the company’s initial success and ensures a focus on creating long-term value.

We talked to current long-term owners and companies outside of our peer group. We weighed the critique of short-term stock-based compensation by influential author and former dean of the Rotman School of Management, Roger Martin, in his groundbreaking work Fixing the Game. We considered McKinsey & Company’s finding that more than 50% of a typical company’s value is created by activities that will take place three or more years in the future. And we considered the findings of a recent survey in the Financial Analysts Journal that reported 78% of executives would improve quarterly earnings even if their actions destroyed long-term value. As Dominic Barton and Mark Wiseman, two of Canada’s most respected business leaders on the world stage, recently argued in the Financial Times: “The biggest financial rewards should be reserved for managers who deliver long-term value, not just a quick pop in the stock.” They noted that on average, 74% of fund managers are compensated in cash, tied to outperforming an annual stock market benchmark. The result, in their words, is an obsession with next quarter’s earnings rather than the next 10 years’. This has led to a system of agents, managing other people’s long-term money, based on their own short-term performance objectives.

With all these findings in mind, Barrick designed a compensation system that would breed emotional and financial ownership among its decision makers. The company does not want leaders whose interests are merely aligned with owners; we want leaders to be owners–as they were during Barrick’s earlier success.

Therefore, instead of awarding managers based on short-term performance, Barrick now measures its leaders against a long-term scorecard designed to drive superior returns for the company’s owners under wide-ranging market conditions. Barrick also rewards strong performance with common shares that cannot be sold until leaders leave the company. The result is that our leaders’ personal wealth is tied to the long-term success of the company. And as owners of the business, they will build value for the benefit of other long-term owners, their fellow employees, and the communities and countries with whom they partner.

This compensation system is unprecedented and is the most long-term, owner-centric system in the mining industry and well beyond. It has received considerable support. Many have asked us why this is not the norm in the industry. We agree that it should be.

The Chairman’s compensation is set consistently with these principles

The purpose of Barrick’s new compensation system is to incentivize its leaders to focus on and drive the creation of long-term value for owners. The approach to setting the Chairman’s compensation is fully consistent with that principle. The Chairman is not included in the executive compensation plan in order to preserve his independence from management. This allows him to monitor management performance free of any conflict of interest, ensuring that the strategy is being executed to a high standard and according to plan, and that the leaders are doing what they say they are doing. However, the approach for setting his compensation is exactly the same. The process runs in parallel to the executive compensation plan. Two independent committees play a role in assessing and setting the Chairman’s performance. First, his performance is assessed by the Independent Directors of the Corporate Governance and Nominating Committee, based on concrete and specific performance objectives that are made clear and transparent to owners in our information circular every year. Second, this assessment is used by the Compensation Committee to set the Chairman’s compensation. In the latter determination, compensation for the Chairman is heavily weighted to long-term performance, in the form of cash that must be used to buy shares that cannot be sold until the Chairman retires, ensuring his emotional and financial ownership in the company. Finally, the Chairman is subject to a clawback in cases of a financial restatement.

In addition, as evidence of his conviction in the future of Barrick and his support for the long-term nature of the company’s distinctive partnership culture, the Chairman has chosen to buy one Barrick share for every share he has earned in compensation. As a result, Mr. Thornton now owns nearly 1.4 million Barrick shares, half of which he has purchased with his own money. Mr. Thornton’s common share position in Barrick is one of the largest positions of any chairman in their respective companies on the TSX. Most chairmen of TSX listed companies have relatively modest positions, typically less than $2 million.

The Chairman’s compensation is appropriate given his extraordinary contributions to rebuilding long-term value for owners

In the view of both Committees and the Board, Mr. Thornton has built and is leading a world-class team in laying down a strong foundation for Barrick’s long-term future. He achieved in the span of a single year what other business leaders would struggle to accomplish over many more:

1.

Mr. Thornton drove a vigorous Board renewal process that led to the appointment of six new independent directors out of 10. These directors bring to the Board significant expertise across a range of disciplines pertinent to the work of the company.

2.

Mr. Thornton rewrote the business model at Barrick, returning to the model that made it successful in its earlier years and that is consistent with the most successful businesses in history, as outlined in the book, The Outsiders. A lean head office now focuses on what it should: the allocation of capital, both human and financial. The company has driven down more responsibility and accountability to operations, dismantled a bloated head office and regional structure, and eliminated a redundant middle layer between the head office and the mines. This has resulted in a 22% reduction in total company G&A and a near 50% reduction in the size of the head office.

3.	He has driven implementation of a rigorous capital allocation system, helping to set and enforce stringent hurdle rates and evaluating the portfolio for divestiture candidates. Going forward, all new projects must meet a minimum return on invested capital of at least 15%. Existing operations must be able to achieve a 10-15% return on investment through metal price cycles, as reflected in our long-term company scorecard. Among other things, this system will lead to the sale of underperforming and non-core assets, which in turn will return Barrick’s balance sheet to a position of strength. In addition, the Compensation Committee and the Board are now assessing performance according to ambitious and concrete criteria tied directly to the creation of long-term value for owners.

4.

Mr. Thornton led the overhaul of management, hiring 12 key senior people in just six months. This included, for example: Kevin Thomson, one of Canada’s most respected securities lawyers, now SEVP of Strategic Matters at Barrick; Shaun Usmar, a former Xstrata executive who was a key member of the team that built the company from a start-up into a global mining leader, now SEVP and CFO of Barrick; and Sergio Fuentes, a Chilean mining executive with 30 years of experience building complex mining projects in Chile, including at high altitude, now Executive Project Director for Pascua-Lama. Talent Management has also been elevated to the highest levels of the organization with the appointment of Darian Rich as EVP, Talent Management. This is an unprecedented rate of change that has markedly revitalized and professionalized the leadership of the company.

5.

As Chairman he drove the development and implementation of an innovative partnership model, identifying 35 top performers and making them partners who are incentivized to focus on the company’s long-term health and value.

6.

In his role as Executive Chairman, Mr. Thornton provides strong leadership to the management team on all matters of strategic significance and monitors execution against the company’s priorities on behalf of the Board and other owners. In this capacity, he drove the creation of an innovative Co-President structure (eliminating the CEO and COO roles). The Co-Presidents report to the Chairman, and the structure reflects the interconnected nature of the two, equally critical sides of the mining business–day-to-day mining operations and the company’s relationships with host governments, local communities and other external stakeholders–and the need to manage them jointly.

7.

The Chairman brought accountability and action to longstanding problems. In the case of Pascua-Lama, as previously noted, Sergio Fuentes was appointed Executive Project Director and given the responsibility of assessing the project’s economics while resolving outstanding legal and regulatory issues. In the case of the excess leverage used to acquire Equinox, the new system of capital allocation will lead to divestiture of assets that do not meet rigorous hurdle rates, and those that do not fit our strategic focus, and therefore to a healthier balance sheet.

8.

The partnership culture Mr. Thornton is restoring at Barrick extends to every part of the company and underpins the way Barrick does business with local governments, communities and other stakeholders. A mining company can succeed only if it builds trust with the partners giving it license to take resources out of the ground. Just as important, the company wants to build enduring partnerships with its owners, based on trust, transparency and the creation of wealth for all partners. The partnership culture Mr. Thornton is building at Barrick will be a distinctive advantage for the business over the long-term.

The Compensation Committee recognized these initiatives as extraordinary steps to putting Barrick back on the track of generating long-term value for long-term owners, and the Committee set Mr. Thornton’s compensation accordingly. Consistent with the principle of rewarding long-term performance, they weighted the Chairman’s compensation heavily in the form of cash that must be used to buy shares which cannot be sold until retirement. Mr. Thornton has gone a step further, purchasing one additional Barrick share with his own money for every share he has earned in compensation.

(For those looking at short-term share price, we would point out that since Mr. Thornton laid out the strategy he and his team have developed and are now implementing, our share price has increasingly out-performed our peers. See Appendix for more details.)

Conclusion

The compensation system Barrick has put in place has been described as “innovative” by Glass Lewis and many others. It is a system designed to build strong emotional and financial ownership among our leaders, incentivizing them to create long-term value for their fellow owners. The Compensation Committee applied the system rigorously and consistently to the Chairman, measuring his performance against a set of concrete initiatives critical to Barrick’s strategy to create long-term value for owners. More than half of the Chairman’s compensation for 2014 was in the form of cash to purchase shares that must be held until retirement. Mr. Thornton has further proven his personal commitment to creating long-term value for Barrick’s owners by purchasing one Barrick share out of his own pocket for every share he has been awarded in the form of long-term incentive compensation. Mr. Thornton now owns 1.4 million Barrick shares, half of which he has purchased with his own money. There is no better reflection of his commitment to delivering long-term value to Barrick’s owners.

Frequently Asked Questions

How do I know the Compensation Committee will exercise good discretion?

The Compensation Committee has a strong track record of applying appropriate discretion in support of our compensation objectives. They applied the same judicious approach when setting the Chairman’s compensation. As noted in the information circular, the Committee assigned our executives a grade of just 25 out of 100 using the company’s long-term scorecard. The Committee also applied further discretion to accelerate financial and emotional ownership among our management group, requiring them to use half of their annual performance incentive to purchase company shares that must be held until retirement. In 2013, the Committee exercised negative discretion to reduce management awards when the previous company scorecard returned a result that the Committee felt was too high in light of company performance.

How does the Chairman’s award compare to 2013? Why did it go up after dropping last year?

Mr. Thornton took over as sole Chairman of the company in 2014. His compensation reflects the added scope and responsibility assigned to him by the Board in his role as sole Chairman. Mr. Thornton was awarded $12.9 million in 2014 versus $9.5 million in 2013, recognizing his performance in advancing a series of critical initiatives assigned to him by the Board and disclosed to owners in advance. It is worth noting that Mr. Thornton’s total compensation for 2014 was roughly equivalent to the combined compensation paid to him and Mr. Munk as Co-Chairmen in 2013. As in previous years, more than half of Mr. Thornton’s compensation was used to purchase common shares that must be held until retirement. Mr. Thornton has gone a step even further, purchasing one additional Barrick share with his own money for every share he has earned in compensation. A detailed assessment of the Chairman’s performance with respect to his 2014 initiatives can be found on page 55 of the 2015 information circular.

How does the Chairman’s award stack up against other Canadian senior gold miners like Kinross and Goldcorp?

While it is tempting to make that comparison, it is not an apples-to-apples comparison because those companies operate with traditional executive management structures. Barrick’s structure is deliberately distinctive, and therefore requires a unique compensation structure, developed in consultation with the company’s owners. Rather than a group of highly paid managers, Barrick’s leaders will be true owners, with a significant portion of their personal wealth invested in the company for the long-term. It is worth noting that Mr. Thornton eliminated both the CEO and COO positions as part of the company’s innovative new management structure. Overall, Barrick has dramatically reduced its G&A expenditures and reduced the size of its head office by nearly 50%, resulting in $70 million in annualized savings for our owners.

Didn’t you say you were getting a handle on “excessive” levels of compensation for Mr. Thornton?

Our compensation program has been re-designed based on consultations with the company’s owners. It is important to note, Mr. Thornton took over as sole Chairman of the company in 2014, and his 2014 compensation reflects the added scope and responsibility that comes with the position. Among other things, the Compensation Committee recognized his strong leadership in developing and implementing our transformational “Back to the Future” strategy designed to restore Barrick to its leadership position, underpinned by a partnership culture and a lean, decentralized operating model that will maximize free cash flow per share. The Compensation Committee is also satisfied that Mr. Thornton’s compensation is appropriately structured to maintain a strong focus on creating sustainable, long-term value, ensuring that his interests are one and the same as our owners.

What value does Mr. Thornton bring to Barrick with respect to China?

Above and beyond his accomplishments in 2014, Mr. Thornton brings extraordinary long-term value as it relates to China. In the 21st century, a global business that does not engage seriously with China by definition clips its potential. Alternatively, a company that understands China better than its peers and has built credibility with the country’s decision makers is in a distinct position to leverage China’s strengths. This is why the following facts are relevant to our owners:

1.

The Chinese system is highly complex and difficult to navigate. It takes equal measures of insight, patience, and relationships of trust built over many years to get things of significance accomplished.

2.

Mr. Thornton has been a close and constant advisor to senior Chinese officials for over 20 years, including to the seven leaders currently at the top of the Chinese political system. No other Western businessperson enjoys the same level of trust or is as well positioned to ensure that Barrick can create value for owners through engagement with China.

3.

China has capital, a vast demand for gold, increasingly capable operating companies and, most importantly, a long-term, strategic perspective that makes it an ideal partner for a company such as Barrick. Barrick has global operating expertise and experience partnering successfully with countries and communities around the world that the Chinese know they lack.

4.

China’s strategy is to identify partners and then work long-term with those preferred partners. Mr. Thornton’s unique standing in China gives Barrick the opportunity to be that partner for our industry.

APPENDIX

The market has validated Mr. Thornton’s performance and the foundational changes he has implemented at Barrick

On Feb. 19, 2015, Mr. Thornton outlined his “Back to the Future” strategy to investors for the first time, and the response was clear. The following tracks Barrick’s relative share price performance on the day of the announcement, and since:

FORWARD-LOOKING INFORMATION

This document contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking information can be identified by the use of words such as ‘‘will’’, “expects”, ‘‘intends’’, ‘‘plans’’ or “believes” and similar expressions, as they relate to Barrick Gold Corporation (“Barrick” or the “company”). In particular, the document contains forward-looking information pertaining to the belief of the Board of Directors that the company will revitalize as a substantially leaner, more agile organization that can deliver strong returns and free cash flow growth throughout commodity cycles and the expectation that over time Barrick will have a higher return on invested capital (see pages 2-4 of this document). These statements are based on the reasonable assumptions, estimates, analysis and opinions of the Board of Directors made in light of the Board’s experience and perception of trends, current conditions and expected developments, as well as other factors that the Board believes to be relevant and reasonable at the date that such statements are made. Forward-looking information involves known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the company, as applicable, to be materially different from those anticipated, estimated or intended. Forward-looking information contained herein is made as of the date of this document and, other than as required by securities law, the company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise unless so required by applicable securities laws.